ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Net sales to third parties	2,433	2,303	6	6	7,359	7,038	5	6
Gross profit	1,371	1,289	6	6	4,127	3,957	4	7
Operating income	332	293	13	15	1,018	831	23	32
Operating margin (%)	13.6	12.7			13.8	11.8
Net income	263	204	29	33	734	547	34	47
Basic earnings per share ($)(2)	0.53	0.41	29	32	1.48	1.11	33	46
Diluted earnings per share ($)(2)	0.53	0.41	29	32	1.48	1.10	35	46

Core results (non-IFRS measure)(1)
Core operating income	501	450	11	12	1,529	1,409	9	14
Core operating margin (%)	20.6	19.5			20.8	20.0
Core net income	402	327	23	25	1,156	1,015	14	21
Core basic earnings per share ($)(2)	0.81	0.66	23	25	2.34	2.06	14	20
Core diluted earnings per share ($)(2)	0.81	0.66	23	25	2.33	2.05	14	20
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Per share amounts may not add across quarters due to rounding.

Net sales by segment

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Surgical
Implantables	422	401	5	5	1,319	1,265	4	7
Consumables	701	661	6	6	2,123	2,031	5	6
Equipment/other	215	214	—	1	657	666	(1)	1
Total Surgical	1,338	1,276	5	5	4,099	3,962	3	5

Vision Care
Contact lenses	664	612	8	8	1,971	1,821	8	9
Ocular health	431	415	4	4	1,289	1,255	3	5
Total Vision Care	1,095	1,027	7	7	3,260	3,076	6	7
Net sales to third parties	2,433	2,303	6	6	7,359	7,038	5	6
(1)    Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Third quarter
Surgical
Surgical net sales were $1.3 billion, an increase of 5% on a reported and constant currencies basis.
•Implantables net sales were $422 million, an increase of 5% on a reported and constant currencies basis. Growth was led by advanced technology intraocular lenses ("ATIOLs") in international markets, including a benefit from volume-based procurement in China, partially offset by slower market conditions in the United States.
•Consumables net sales were $701 million, an increase of 6% on a reported and constant currencies basis, driven by vitreoretinal consumables in international markets, cataract consumables and price increases.
•Equipment/other net sales were $215 million, in line with the prior year period. Excluding unfavorable currency impacts of 1%, Equipment/other net sales increased 1% in constant currencies as the prior year period benefited from strong demand for cataract equipment in international markets.
Vision Care
Vision Care net sales were $1.1 billion, an increase of 7% on a reported and constant currencies basis.
•Contact lenses net sales were $664 million, an increase of 8% on a reported and constant currencies basis, driven by product innovation, including our toric and multifocal modalities, and price increases.
•Ocular health net sales were $431 million, an increase of 4% on a reported and constant currencies basis. Growth was primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. This growth was partially offset by declines in contact lens care in international markets.

Nine months
Surgical
Surgical net sales were $4.1 billion, an increase of 3%. Excluding unfavorable currency impacts of 2%, Surgical net sales increased 5% in constant currencies.
•Implantables net sales were $1.3 billion, an increase of 4%. Excluding unfavorable currency impacts of 3%, Implantables net sales increased 7% in constant currencies. Growth was led by ATIOLs in international markets, including a benefit from volume-based procurement in China, partially offset by slower market conditions in the United States.
•Consumables net sales were $2.1 billion, an increase of 5%, driven by vitreoretinal consumables in international markets, cataract consumables and price increases. Excluding unfavorable currency impacts of 1%, Consumables net sales increased 6% in constant currencies.
•Equipment/other net sales were $657 million, a decrease of 1%. Excluding unfavorable currency impacts of 2%, Equipment/other net sales increased 1% in constant currencies as the prior year period benefited from strong demand for cataract equipment in international markets.
Vision Care
Vision Care net sales were $3.3 billion, an increase of 6%. Excluding unfavorable currency impacts of 1%, Vision Care net sales increased 7% in constant currencies.
•Contact lenses net sales were $2.0 billion, an increase of 8%, driven by product innovation, including our toric and multifocal modalities, and price increases. Excluding unfavorable currency impacts of 1%, Contact lenses net sales increased 9% in constant currencies.
•Ocular health net sales were $1.3 billion, an increase of 3%, primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. Growth was partially offset by a decline of 2% due to contact lens care, primarily driven by the prior year period benefit from the recovery from supply chain challenges. Excluding unfavorable currency impacts of 2%, Ocular health net sales increased 5% in constant currencies.

Operating income

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Gross profit	1,371	1,289	6	6	4,127	3,957	4	7
Selling, general & administration	(809)	(798)	(1)	(1)	(2,448)	(2,415)	(1)	(2)
Research & development	(225)	(201)	(12)	(12)	(644)	(620)	(4)	(4)
Other income	5	64	(92)	(91)	16	74	(78)	(78)
Other expense	(10)	(61)	84	84	(33)	(165)	80	79
Operating income	332	293	13	15	1,018	831	23	32
Operating margin (%)	13.6	12.7			13.8	11.8

Core results (non-IFRS measure)(1)
Core gross profit	1,537	1,459	5	5	4,625	4,469	3	6
Core operating income	501	450	11	12	1,529	1,409	9	14
Core operating margin (%)	20.6	19.5			20.8	20.0
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Third quarter
Operating income was $332 million (+13%,+15% cc), compared to $293 million in the prior year period. Operating margin increased 0.9 percentage points, reflecting improved operating leverage in selling, general and administration expenses from higher sales, partially offset by investment in research and development in Surgical and a negative 0.2 percentage point impact from currency. The prior year period included a $58 million benefit from the release of a contingent liability related to an acquisition, partially offset by $30 million for the transformation program which was completed in the fourth quarter of 2023. Operating margin increased 1.1 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $169 million, mainly due to $167 million of amortization. Adjustments to arrive at core operating income in the prior year period were $157 million, mainly due to $167 million of amortization and $30 million of transformation costs, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition.
Core operating income was $501 million (+11%, +12% cc), compared to $450 million in the prior year period. Core operating margin increased 1.1 percentage points, reflecting improved operating leverage in selling, general and administration expenses from higher sales, partially offset by investment in research and development in Surgical and a negative 0.1 percentage point impact from currency. Core operating margin increased 1.2 percentage points on a constant currencies basis.
Nine months
Operating income was $1.0 billion (+23%, +32% cc), compared to $831 million in the prior year period. Operating margin increased 2.0 percentage points, reflecting improved operating leverage from higher sales. The prior year period included $82 million of transformation costs, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition. Operating margin benefits were partially offset by significantly higher inventory provisions in Vision Care in the second quarter of 2024 due to a supplier-related quality issue which resulted in a negative impact of $30 million or 0.4 percentage points to operating margin. There was also a negative 0.9 percentage point impact from currency. Operating margin increased 2.9 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $511 million, mainly due to $498 million of amortization. Adjustments to arrive at core operating income in the prior year period were $578 million, mainly due to $508 million of amortization and $82 million of transformation costs, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition.

Core operating income was $1.5 billion (+9%, +14% cc), compared to $1.4 billion in the prior year period. Core operating margin increased 0.8 percentage points, reflecting improved operating leverage from higher sales. Core operating margin benefits were partially offset by significantly higher inventory provisions in Vision Care in the second quarter of 2024 due to a supplier-related quality issue which resulted in a negative impact of $30 million or 0.4 percentage points to core operating margin. There was also a negative 0.7 percentage points impact from currency. Core operating margin increased 1.5 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Surgical segment contribution	331	322	3	4	1,120	1,110	1	6
As % of net sales	24.7	25.2			27.3	28.0
Vision Care segment contribution	264	216	22	23	702	589	19	23
As % of net sales	24.1	21.0			21.5	19.1
Not allocated to segments	(263)	(245)	(7)	(7)	(804)	(868)	7	8
Operating income	332	293	13	15	1,018	831	23	32
Core adjustments (non-IFRS measure)(1)	169	157			511	578
Core operating income (non-IFRS measure)(1)	501	450	11	12	1,529	1,409	9	14
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Third quarter
Surgical
Surgical segment contribution was $331 million (+3%, +4% cc), compared to $322 million in the prior year period. Segment contribution margin decreased 0.5 percentage points, including a negative 0.2 percentage point impact from currency. Segment contribution margin decreased 0.3 percentage points on a constant currencies basis primarily due to investment in research and development.
Vision Care
Vision Care segment contribution was $264 million (+22%, +23% cc), compared to $216 million in the prior year period. Segment contribution margin increased 3.1 percentage points due to improvements in operating leverage from higher sales, partially offset by a negative 0.2 percentage point impact from currency. Segment contribution margin increased 3.3 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $263 million (-7%, -7% cc), compared to $245 million in the prior year period, as the prior year period included a $58 million benefit from the release of a contingent liability related to an acquisition, partially offset by transformation costs.
Nine months
Surgical
Surgical segment contribution was $1.1 billion (+1%, +6% cc), compared to $1.1 billion in the prior year period. Segment contribution margin decreased 0.7 percentage points, including a negative 0.9 percentage point impact from currency. Segment contribution margin increased 0.2 percentage points on a constant currencies basis due to improvements in operating leverage from higher sales, partially offset by higher costs of inventory.

Vision Care
Vision Care segment contribution was $702 million (+19%, +23% cc), compared to $589 million in the prior year period. Segment contribution margin increased 2.4 percentage points, with improved operating leverage from higher sales, partially offset by significantly higher inventory provisions due to a supplier-related quality issue in the second quarter of 2024, which resulted in a negative impact of $30 million or 0.9 percentage points to segment contribution. There was also a negative 0.3 percentage point impact from currency. Segment contribution margin increased 2.7 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $804 million (+7%, +8% cc), compared to $868 million in the prior year period, as the prior year period included transformation costs, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition.

Non-operating income & expense

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Operating income	332	293	13	15	1,018	831	23	32
Interest expense	(49)	(47)	(4)	(6)	(144)	(142)	(1)	(2)
Other financial income & expense	10	(8)	nm	nm	34	(25)	nm	nm
Share of (loss) from associated companies	(1)	—	nm	nm	(1)	—	nm	nm
Income before taxes	292	238	23	25	907	664	37	49
Taxes	(29)	(34)	15	22	(173)	(117)	(48)	(61)
Net income	263	204	29	33	734	547	34	47
Basic earnings per share ($)(2)	0.53	0.41	29	32	1.48	1.11	33	46
Diluted earnings per share ($)(2)	0.53	0.41	29	32	1.48	1.10	35	46

Core results (non-IFRS measure)(1)
Core taxes	(59)	(68)	13	15	(262)	(227)	(15)	(22)
Core net income	402	327	23	25	1,156	1,015	14	21
Core basic earnings per share ($)(2)	0.81	0.66	23	25	2.34	2.06	14	20
Core diluted earnings per share ($)(2)	0.81	0.66	23	25	2.33	2.05	14	20
nm = not meaningful
(1) Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)    Per share amounts may not add across quarters due to rounding.
Third quarter
Interest expense
Interest expense was $49 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was a net benefit of $10 million, compared to a net expense of $8 million in the prior year period. The change was primarily driven by an increase in interest income and lower foreign currency exchange losses.
Taxes
Tax expense was $29 million, compared to $34 million in the prior year period. The average tax rate was 9.9%, compared to 14.3% in the prior year period. The decrease in average tax rate is primarily driven by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and higher discrete tax benefits in the current year period.
Adjustments to arrive at core tax expense in the current year period were $30 million, compared to $34 million in the prior year period, for the tax effect associated with operating income core adjustments.
Core tax expense was $59 million, compared to $68 million in the prior year period. The average core tax rate was 12.8%, compared to 17.2% in the prior year period. The decrease in average tax rate is primarily driven by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and higher discrete tax benefits in the current year period.
Net income and earnings per share
Net income was $263 million, compared to $204 million in the prior year period, primarily due to higher operating income, a net benefit in other financial income & expense and lower tax expense. The associated basic and diluted earnings per share were $0.53, compared to basic and diluted earnings per share of $0.41 in the prior year period.

Core net income was $402 million, compared to $327 million in the prior year period, primarily due to higher core operating income, a net benefit in other financial income & expense and lower core tax expense. The associated core basic and diluted earnings per share were $0.81, compared to core basic and diluted earnings per share of $0.66 in the prior year period.
Nine months
Interest expense
Interest expense was $144 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was a net benefit of $34 million, compared to a net expense of $25 million in the prior year period. The change was primarily driven by an increase in interest income and lower foreign currency exchange losses.
Taxes
Tax expense was $173 million, compared to $117 million in the prior year period. The average tax rate was 19.1%, compared to 17.6% in the prior year period. The increase in average tax rate is primarily driven by higher discrete tax benefits in the prior year period, partially offset by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions in the current year period.
Adjustments to arrive at core tax expense in the current year period were $89 million, compared to $110 million in the prior year period, for the tax effect associated with operating income core adjustments.
Core tax expense was $262 million, compared to $227 million in the prior year period. The average core tax rate was 18.5%, compared to 18.3% in the prior year period. The increase in average tax rate is primarily driven by higher discrete tax benefits in the prior year period, partially offset by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions in the current year period.
Net income and earnings per share
Net income was $734 million, compared to $547 million in the prior year period, primarily due to higher operating income and a net benefit in other financial income & expense, partially offset by higher tax expense. The associated basic and diluted earnings per share were $1.48, compared to basic and diluted earnings per share of $1.11 and $1.10, respectively, in the prior year period.
Core net income was $1.2 billion, compared to $1.0 billion in the prior year period, primarily due to higher core operating income and a net benefit in other financial income & expense, partially offset by higher core tax expense. The associated core basic and diluted earnings per share were $2.34 and $2.33, respectively, compared to core basic and diluted earnings per share of $2.06 and $2.05, respectively, in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $1.6 billion in the first nine months of 2024, compared to $937 million in the prior year period. The current year period includes increased collections associated with higher sales, lower transformation payments following completion of the transformation program in the fourth quarter of 2023 and lower taxes paid due to the timing of payments, partially offset by associate short-term incentive payments, which generally occur in the first quarter and were higher than in the prior year period, and increased payments for operating expenses. The prior period included a cash outflow for settlement of legal proceedings with Johnson & Johnson Surgical Vision, Inc. ("JJSVI"). Both periods were impacted by changes in net working capital.
Changes in net working capital in the current year were mainly driven by an increase in inventories and the net change in other operating liabilities. The increase in inventories was primarily to meet expected upcoming demand. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments.
Changes in net working capital in the prior year period were mainly driven by increases in inventories and trade receivables. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. Refer to Note 8 to the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $834 million in the first nine months of 2024, compared to $720 million in the prior year period. Cash outflows in the current year period primarily include capital expenditures, purchase of time deposits, purchases of software and other intangible assets, payments for financial assets measured at fair value through other comprehensive income ("FVOCI"), investments in associated companies and the acquisition of BELKIN Vision Ltd. ("BELKIN"). Refer to Notes 12 and 11 to the Condensed Consolidated Interim Financial Statements for additional information on the investments in associated companies and BELKIN acquisition, respectively.
Cash outflows in the prior year period primarily included capital expenditures, payments for financial assets and purchases of intangible assets. Payments for financial assets primarily included a long-term note receivable related to new financing arrangements with Lifecore Biomedical, Inc. and certain of its affiliates (collectively, "Lifecore") in the second quarter of 2023 and long-term financial investments measured at FVOCI. Purchases of intangible assets primarily included intellectual property licenses.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $318 million in the first nine months of 2024, compared to $156 million in the prior year period. Cash outflows in the current year period primarily include dividends paid to shareholders of Alcon Inc., lease payments, net payments related to certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from local debt facilities.
Free cash flow (non-IFRS measure)
Free cash flow amounted to $1.3 billion in the first nine months of 2024, compared to $592 million in the prior year period, primarily due to increased cash flows from operating activities.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Balance sheet
Assets
Total non-current assets were $24.0 billion as of September 30, 2024, in line with December 31, 2023. Financial assets increased $188 million primarily due to purchases and fair value adjustments of long-term financial investments measured at FVOCI. Property, plant & equipment increased $84 million primarily due to capital expenditures and foreign currency translation effects, partially offset by depreciation. Other non-current assets increased $84 million primarily due to investments in associated companies. Intangible assets other than goodwill decreased $350 million primarily due to recurring amortization, partially offset by additions related to the BELKIN acquisition and purchases of software and other intangible assets.
Total current assets were $6.3 billion as of September 30, 2024, an increase of $672 million when compared to $5.6 billion as of December 31, 2023. Cash and cash equivalents increased $472 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. Inventories increased $56 million primarily to meet expected upcoming demand, partially offset by foreign currency translation effects. Current assets also include time deposits purchased during the third quarter of 2024 with a six-month term maturing on February 17, 2025. The time deposits are measured at amortized cost and had a carrying value of $151 million as of September 30, 2024.
Liabilities
Total non-current liabilities were $6.5 billion as of September 30, 2024, a decrease of $75 million when compared to $6.6 billion as of December 31, 2023. Financial debts decreased $101 million primarily due to the movement of local debt facility balances to current financial debts.
Total current liabilities were $2.5 billion as of September 30, 2024, an increase of $58 million when compared to $2.4 billion as of December 31, 2023. Current income tax liabilities increased $73 million primarily driven by the timing of payments and increased profitability. Current financial debts increased $52 million primarily due to the movement of local debt facility balances from non-current financial debts, partially offset by net payments of certain local debt facilities. Provisions and other current liabilities decreased $110 million primarily due to the timing of annual associate short-term incentive payments and payments related to the transformation program.
Equity was $21.4 billion as of September 30, 2024, an increase of $765 million when compared to $20.6 billion as of December 31, 2023.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $3.0 billion as of September 30, 2024 decreased $672 million compared to $3.6 billion as of December 31, 2023. Alcon's liquidity amounted to $1.7 billion as of September 30, 2024, compared to $1.1 billion as of December 31, 2023. Total financial debt amounted to $4.7 billion as of September 30, 2024, in line with December 31, 2023.
The average maturity of financial debts outstanding as of September 30, 2024 is 10.0 years, and 98% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
The $1.32 billion revolving credit facility remained undrawn as of September 30, 2024 and November 12, 2024.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Additional Considerations
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended September 30		Nine months ended September 30
($ millions except earnings per share)	Note	2024	2023	2024	2023
Net sales to third parties	3	2,433	2,303	7,359	7,038
Other revenues	3	21	26	50	65
Net sales and other revenues		2,454	2,329	7,409	7,103
Cost of net sales		(1,064)	(1,022)	(3,235)	(3,092)
Cost of other revenues		(19)	(18)	(47)	(54)
Gross profit		1,371	1,289	4,127	3,957
Selling, general & administration		(809)	(798)	(2,448)	(2,415)
Research & development		(225)	(201)	(644)	(620)
Other income		5	64	16	74
Other expense		(10)	(61)	(33)	(165)
Operating income		332	293	1,018	831
Interest expense		(49)	(47)	(144)	(142)
Other financial income & expense		10	(8)	34	(25)
Share of (loss) from associated companies	12	(1)	—	(1)	—
Income before taxes		292	238	907	664
Taxes		(29)	(34)	(173)	(117)
Net income		263	204	734	547

Earnings per share ($)
Basic		0.53	0.41	1.48	1.11
Diluted		0.53	0.41	1.48	1.10

Weighted average number of shares outstanding (millions)
Basic	4	494.6	493.2	494.3	492.9
Diluted	4	497.7	496.3	497.2	496.3
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023

Net income	263	204	734	547
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	99	(32)	25	(23)
Total of items to eventually recycle	99	(32)	25	(23)
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial (losses)/gains from defined benefit plans, net of taxes(2)	(18)	15	1	8
Fair value adjustments on equity investments, net of taxes(3)	65	(8)	70	(6)
Total of items never to be recycled	47	7	71	2
Total comprehensive income	409	179	830	526
(1)Amounts are net of tax benefit of $0.2 million and $0.7 million for the three months ended September 30, 2024 and 2023, respectively. Amount is net of tax expense of $0.3 million for the nine months ended September 30, 2024. Amount is net of tax benefit of $2 million for the nine months ended September 30, 2023.
(2)Amount is net of tax benefit of $4 million for the three months ended September 30, 2024. Amount is net of tax expense of $5 million for the three months ended September 30, 2023. Amounts are net of tax expense of $2 million and $3 million for the nine months ended September 30, 2024 and 2023, respectively.
(3)Amounts are net of tax expense of $22 million and $0.2 million for the three months ended September 30, 2024 and 2023, respectively. Amounts are net of tax expense of $23 million and $1 million for the nine months ended September 30, 2024 and 2023, respectively.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	September 30, 2024	December 31, 2023
Assets
Non-current assets
Property, plant & equipment		4,453	4,369
Right-of-use assets		389	354
Goodwill		8,946	8,926
Intangible assets other than goodwill	5	8,710	9,060
Deferred tax assets		458	443
Financial assets	7	705	517
Other non-current assets		382	298
Total non-current assets		24,043	23,967
Current assets
Inventories		2,378	2,322
Trade receivables		1,740	1,770
Income tax receivables		28	34
Cash and cash equivalents		1,566	1,094
Time deposits	7	151	—
Other current assets		456	427
Total current assets		6,319	5,647
Total assets		30,362	29,614

Equity and liabilities
Equity
Share capital		20	20
Reserves		21,369	20,604
Total equity		21,389	20,624
Liabilities
Non-current liabilities
Financial debts	6	4,575	4,676
Lease liabilities		358	335
Deferred tax liabilities		785	797
Provisions & other non-current liabilities		799	784
Total non-current liabilities		6,517	6,592
Current liabilities
Trade payables		849	811
Financial debts	6	115	63
Lease liabilities		76	71
Current income tax liabilities		187	114
Provisions & other current liabilities		1,229	1,339
Total current liabilities		2,456	2,398
Total liabilities		8,973	8,990
Total equity and liabilities		30,362	29,614
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)
Nine months ended September 30, 2024

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2024	20	20,624	(32)	37	(25)	(20)	20,624
Net income		734				—	734
Other comprehensive income/(loss)			70	1	25	96	96
Total comprehensive income	—	734	70	1	25	96	830
Dividends		(131)				—	(131)
Equity-based compensation		69				—	69
Other movements(2)		(1)	(2)			(2)	(3)
Total other movements	—	(63)	(2)	—	—	(2)	(65)
Balance as of September 30, 2024	20	21,295	36	38	—	74	21,389
Nine months ended September 30, 2023

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2023	20	19,673	(33)	67	(50)	(16)	19,677
Net income		547				—	547
Other comprehensive income/(loss)			(6)	8	(23)	(21)	(21)
Total comprehensive income	—	547	(6)	8	(23)	(21)	526
Dividends		(117)				—	(117)
Equity-based compensation		53				—	53
Other movements(2)		13				—	13
Total other movements	—	(51)	—	—	—	—	(51)
Balance as of September 30, 2023	20	20,169	(39)	75	(73)	(37)	20,152
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. The nine months ended September 30, 2024 also includes a reclassification to Other reserves related to the settlement of an equity investment.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Nine months ended September 30
($ millions)	Note	2024	2023

Net income		734	547
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	8.1	916	920
Equity-based compensation expense		114	109
Non-cash change in current and non-current provisions and other non-current liabilities		44	4
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		13	21
Interest expense		144	142
Other financial income & expense		(34)	25
Share of loss from associated companies	12	1	—
Taxes		173	117
Interest received		48	22
Interest paid		(135)	(127)
Other financial payments		(7)	(6)
Taxes paid		(159)	(193)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,852	1,581
Net payments out of provisions and other cash movements in non-current liabilities		(73)	(233)
Change in net current assets and other operating cash flow items	8.2	(161)	(411)
Net cash flows from operating activities		1,618	937
Purchase of property, plant & equipment		(322)	(345)
Purchase of intangible assets		(118)	(157)
Purchase of investments in associated companies	12	(75)	—
Payments for financial assets		(117)	(219)
Purchase of time deposits		(150)	—
Proceeds from financial assets		9	1
Acquisition of business, net of cash acquired	11	(61)	—
Net cash flows used in investing activities		(834)	(720)
Dividends paid to shareholders of Alcon Inc.	4	(130)	(116)
Repayment of current portion of non-current financial debts		(9)	(34)
Proceeds from current financial debts		39	40
Repayment of current financial debts		(38)	—
Proceeds from non-current financial debts, net of issuance costs		—	29
Other changes in financial debts		(49)	36
Lease payments		(64)	(57)
Payment of withholding taxes related to equity-based compensation		(45)	(46)
Other financing cash flows		(22)	(8)
Net cash flows used in financing activities		(318)	(156)
Effect of exchange rate changes on cash and cash equivalents		6	10
Net change in cash and cash equivalents		472	71
Cash and cash equivalents at January 1		1,094	980
Cash and cash equivalents at September 30		1,566	1,051
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2023 Consolidated Financial Statements in the Company’s 2023 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of International Financial Reporting Standards ("IFRS") financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore, the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS as issued by the IASB ("IFRS Accounting Standards") and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS Accounting Standards. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired in-process research & development ("IPR&D") projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Time deposits
The accounting policies were expanded in 2024 to include Time deposits, as follows:
Time deposits are financial instruments recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Time deposits with a maturity date greater than three months but less than twelve months are reported in the Consolidated Balance Sheet in Time deposits in current assets. Time deposits with a maturity date greater than twelve months are reported in Financial assets in non-current assets. Interest income is recognized in Other financial income & expense in the Consolidated Income Statement.
Impact of adopting Amendments to International Accounting Standards 1
Effective January 1, 2024, Alcon adopted Amendments to International Accounting Standards 1 ("IAS 1"), Presentation of Financial Statements, which clarified the criteria used in determining the classification on the balance sheet of a liability as non-current where an entity has the right to postpone settlement of the liability for at least twelve months after the reporting date. Upon adoption of the amendment, current financial debts of $82 million for which Alcon has a right to roll over for at least twelve months after the December 31, 2023 balance sheet date were retrospectively reclassified to non-current financial debts.

New standards, interpretations and amendments not yet adopted
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. IFRS 18 will be retroactively effective for our annual reporting periods beginning on January 1, 2027, with early adoption permitted. The standard is expected to improve comparability and transparency of financial statements by requiring defined subtotals in the Consolidated Income Statement, requiring disclosure of management-defined performance measures and adding new principles for aggregation and disaggregation of information. Alcon is currently evaluating the impact of this standard on its Consolidated Financial Statements.
In July 2024, the IASB approved an International Financial Reporting Interpretations Committee agenda decision, Disclosure of Revenues and Expenses for Reportable Segments, related to application of the requirements in IFRS 8, Operating Segments, to disclose specified amounts related to segment profit or loss for each reportable segment. Alcon is currently evaluating the impact of this interpretation on its Consolidated Financial Statements.
Other than previously described, as of September 30, 2024 there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

2. Significant transactions
Significant transactions in 2024
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN Vision Ltd. ("BELKIN") as provided under the Agreement and Plan of Merger ("Agreement"). This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the purchase price allocation ("PPA") of the consideration to the fair values of acquired assets and assumed liabilities. The total purchase consideration amounted to $92 million, including $20 million of previously-held FVOCI financial investments in BELKIN. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million. Refer to Note 11 for additional information and final PPA.
Significant transactions in 2023
There were no significant transactions during 2023.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition related items and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Surgical
Implantables	422	401	1,319	1,265
Consumables	701	661	2,123	2,031
Equipment/other	215	214	657	666
Total Surgical net sales to third parties	1,338	1,276	4,099	3,962
Vision Care
Contact lenses	664	612	1,971	1,821
Ocular health	431	415	1,289	1,255
Total Vision Care net sales to third parties	1,095	1,027	3,260	3,076
Total net sales to third parties	2,433	2,303	7,359	7,038
Vision Care other revenues	21	26	50	65
Total net sales and other revenues	2,454	2,329	7,409	7,103
Segment contribution and reconciliation to income before taxes

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Segment contribution
Surgical	331	322	1,120	1,110
Vision Care	264	216	702	589
Total segment contribution	595	538	1,822	1,699
Not allocated to segments:
Amortization of intangible assets	(188)	(184)	(555)	(561)
Impairment charges on intangible assets	—	—	(9)	—
General & administration (corporate)	(70)	(66)	(218)	(208)
Transformation costs	—	(30)	—	(82)
Fair value adjustments to contingent consideration liabilities	—	7	—	7
Acquisition and integration related costs	(1)	(13)	(1)	(27)
Release of contingent liability related to an acquisition	—	58	—	58
Other	(4)	(17)	(21)	(55)
Operating income	332	293	1,018	831
Interest expense	(49)	(47)	(144)	(142)
Other financial income & expense	10	(8)	34	(25)
Share of (loss) from associated companies	(1)	—	(1)	—
Income before taxes	292	238	907	664
Net sales by region(1)

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2024		2023		2024		2023
United States	1,112	46%	1,062	46%	3,402	46%	3,245	46%
International	1,321	54%	1,241	54%	3,957	54%	3,793	54%
Net sales to third parties	2,433	100%	2,303	100%	7,359	100%	7,038	100%
(1) Net sales to third parties by location of third-party customer.

4. Dividends and earnings per share
Dividends
On February 27, 2024, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.24 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 8, 2024 and paid in May 2024 for an amount of $130 million.
On February 27, 2023, the Board proposed a dividend of CHF 0.21 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 5, 2023 and paid in May 2023 for an amount of $116 million.
Earnings per share
As of September 30, 2024, there were 494.6 million outstanding common shares, after the delivery of 1.3 million net shares vesting under the equity incentive programs during the nine months ended September 30, 2024.
Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. For the three and nine months ended September 30, 2024, the weighted average number of shares outstanding was 494.6 million and 494.3 million, respectively. For the three and nine months ended September 30, 2023, the weighted average number of shares outstanding was 493.2 million and 492.9 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 9. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and nine months ended September 30, 2024, the weighted average diluted number of shares outstanding was 497.7 million and 497.2 million, respectively, which includes the potential conversion of 3.1 million and 2.9 million unvested equity-based awards, respectively. For the three and nine months ended September 30, 2023, the weighted average diluted number of shares outstanding was 496.3 million, which includes the potential conversion of 3.1 million and 3.4 million unvested equity-based awards, respectively.

5. Intangible assets other than goodwill
Intangible asset impairment charges
There were no impairment charges during the three months ended September 30, 2024. Impairment charges during the nine months ended September 30, 2024 amounted to $9 million recognized in Research & development in the Condensed Consolidated Income Statement during the second quarter due to the full impairment of an acquired IPR&D cash generating unit in the Surgical reportable segment due to discontinuation of the project. There were no impairment charges during the three or nine months ended September 30, 2023.

6. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of September 30, 2024 and December 31, 2023.

($ millions)	September 30, 2024	December 31, 2023
Non-current financial debts
Local facilities (Japan), floating rate debt due 2025(1)	—	110
2.750% Series 2026 Notes	499	498
2.375% Series 2028 Notes	554	549
3.000% Series 2029 Notes	995	994
2.600% Series 2030 Notes	746	746
5.375% Series 2032 Notes	694	693
3.800% Series 2049 Notes	495	494
5.750% Series 2052 Notes	592	592
Revolving facility, floating rate due 2029	—	—
Total non-current financial debts	4,575	4,676

Current financial debts
Local facilities, floating rate:
Japan(1)	46	—
All others	48	48
Other short-term financial debts, floating rate	10	5
Derivatives	11	10
Total current financial debts	115	63
Total financial debts	4,690	4,739
(1)     As described in Note 1, Alcon adopted Amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2024, resulting in retrospective reclassification of certain financial debts from current to non-current.
Interest expense recognized for Financial debts, excluding lease liabilities, was $41 million and $124 million for the three and nine months ended September 30, 2024, respectively, and $40 million and $121 million for the three and nine months ended September 30, 2023, respectively.
Revolving credit facility
In the third quarter of 2024, Alcon Inc. exercised its option to extend the maturity of the Revolving Credit Facility for an additional year to October 2029. The $1.32 billion Revolving Credit Facility remained undrawn as of September 30, 2024.

7. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at FVPL.
The below table summarizes financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2024 and December 31, 2023.

	September 30, 2024				December 31, 2023
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets
Long-term financial investments measured at FVOCI(1)	—	—	326	326	—	—	147	147
Long-term financial investments measured at FVPL	—	—	2	2	—	—	1	1
Deferred compensation assets(2)	179	—	—	179	163	—	—	163
Non-current financial assets at fair value	179	—	328	507	163	—	148	311
Current financial assets
Money market funds	265	—	—	265	84	—	—	84
Current portion of long-term financial investments measured at FVPL(3)	—	—	1	1	—	—	7	7
Derivative financial instruments(3)	—	2	—	2	—	2	—	2
Current financial assets at fair value	265	2	1	268	84	2	7	93
Financial assets at fair value	444	2	329	775	247	2	155	404

Financial liabilities
Contingent consideration liabilities	—	—	(101)	(101)	—	—	(90)	(90)
Derivative financial instruments	—	(11)	—	(11)	—	(10)	—	(10)
Financial liabilities at fair value	—	(11)	(101)	(112)	—	(10)	(90)	(100)
(1)    Includes $11 million of Long-term convertible notes due from associated companies as of September 30, 2024 and December 31, 2023.
(2)    Recorded in Other non-current assets.
(3)    Recorded in Other current assets.
There were no transfers of financial assets or liabilities between levels in the fair value hierarchy during the nine months ended September 30, 2024.

The carrying amount is a reasonable approximation of fair value for all other financial instruments as of September 30, 2024 and December 31, 2023, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes ("Notes") recorded in Non-current financial debt. As of September 30, 2024, the Notes had a fair value of $4,447 million and a carrying value of $4,575 million. As of December 31, 2023, the Notes had a fair value of $4,347 million and a carrying value of $4,566 million. The fair value of the Notes was determined using Level 2 inputs. The Notes were valued using the quoted market price for such Notes, which have low trading volumes.
During the nine months ended September 30, 2024, Alcon purchased time deposits of $150 million with a six-month term maturing on February 17, 2025. The time deposits are measured at amortized cost and had a carrying value of $151 million as of September 30, 2024.
Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2024	2023	2024	2023
Balance as of January 1	147	88	8	20
Additions	106	55	—	8
Gains/(losses) recognized in Consolidated Statement of Comprehensive Income	93	(6)	—	—
Gains/(losses) in Consolidated Income Statement	—	—	2	(10)
Amortization	—	—	(2)	(3)
Settlement	(20)	—	(5)	—
Balance as of September 30	326	137	3	15
During the current year period, gains recognized for Long-term financial investments measured at FVOCI primarily relate to a fair value adjustment in the third quarter for an equity interest in a private company. The fair value of these equity securities was determined using the market approach with Level 3 inputs that are not readily observable, primarily prices for similar securities of the same company.
If the pricing parameters for the Level 3 inputs were to change for Long-term financial investments measured at FVOCI and Financial investments measured at FVPL by 10% positively or negatively, this would change the amount recorded in the September 30, 2024 Consolidated Statement of Comprehensive Income by $33 million.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2024	2023
Balance as of January 1	(90)	(98)
Additions	(6)	—
Accretion for passage of time	(5)	(6)
Adjustments for changes in assumptions	—	7
Balance as of September 30	(101)	(97)
Additions to contingent consideration liabilities in the current year period relate to the BELKIN acquisition. Refer to Note 11 for additional information.
As of September 30, 2024, the probability of success for various development and commercial milestones ranges from 0% to 55% and the maximum remaining potential payments related to contingent consideration from business combinations is $780 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.

Changes in contingent consideration liabilities in the prior year period included fair value adjustments for changes in assumptions of $7 million, primarily due to revised expectations for timing of settlement for development and commercial milestones.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2029 through 2035 for contingent consideration obligations as of September 30, 2024.
Long-term note receivable and other financial assets measured at amortized cost
As described in Note 17 to the Consolidated Financial Statements in the Form 20-F, on May 22, 2023, Alcon entered into financing arrangements with a long-term supplier, Lifecore Biomedical, Inc. and certain of its affiliates (collectively, “Lifecore”) resulting in financial assets which Alcon concluded were originated credit-impaired. The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $172 million as of September 30, 2024, including a non-current portion of $171 million in Financial assets and a current portion of $1 million in Other current assets. As of September 30, 2024, in accordance with the terms of the Pledge and Security agreement (“security agreement”), the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $320 million. The estimated amount of collateral decreased approximately 15% from December 31, 2023 based on updated forecasts reflecting recent market data and discounted cash flow analysis. There have been no significant changes in the quality of the collateral, the terms of the signed security agreement or the credit monitoring procedures described in Note 17 to the Consolidated Financial Statements in the Form 20-F. In addition, as of September 30, 2024, Alcon assessed there was no lifetime expected credit loss due to the value of the collateral under the security agreement.
Derivatives
The below table summarizes the net value of unsettled positions for currency derivatives contracts including swaps, forwards and options as of September 30, 2024 and December 31, 2023.

($ millions)	September 30, 2024	December 31, 2023
Unrealized gains in Other current assets	2	2
Unrealized losses in Current financial debts	(11)	(10)
Net value of unsettled positions for derivatives contracts	(9)	(8)
There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of September 30, 2024 or December 31, 2023.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments or corresponding risk management policies during the period.

8. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
8.1     Depreciation, amortization, impairments and fair value adjustments

	Nine months ended September 30
($ millions)	2024	2023

Property, plant & equipment	292	283
Right-of-use assets	62	65
Intangible assets	564	561
Financial assets	—	12
Other non-current assets	(2)	(1)
Total	916	920
8.2     Change in net current assets and other operating cash flow items

	Nine months ended September 30
($ millions)	2024	2023

(Increase) in inventories	(92)	(280)
Decrease/(increase) in trade receivables	16	(106)
Increase/(decrease) in trade payables	35	(3)
Net change in other operating assets	(28)	(29)
Net change in other operating liabilities	(92)	7
Total	(161)	(411)

9. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the nine months ended September 30, 2024 and 2023:

	Nine months ended September 30
(shares in millions)	2024	2023
Unvested at January 1	4.9	4.8
Granted	2.3	2.3
Vested	(1.8)	(1.9)
Forfeited	(0.2)	(0.1)
Unvested at September 30	5.2	5.1

10. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which Alcon or any of its subsidiaries was a party as of the date of the Form 20-F.
During the second quarter of 2024, Alcon fully and finally resolved the patent infringement claims it brought against the remaining defendants in the Hatch-Waxman litigation concerning Rocklatan and Rhopressa. In July 2024, Alcon received a Civil Investigative Demand from the US Department of Justice (“DoJ”) in connection with a civil investigation under the False Claims Act relating to discounts on surgical equipment servicing contracts. Alcon is cooperating with the DoJ. In August 2024, the court in the Hatch-Waxman litigation concerning Simbrinza granted in part the generic drug company defendants’ motion for summary judgment of non-infringement of the asserted patents. A trial on the remaining patent claims was held on October 21, 2024 through October 23, 2024. The Court’s ruling is expected in early 2025. As of November 12, 2024, there have been no other significant developments in the proceedings described in the Form 20-F nor any other new significant proceedings commenced since the date of the Form 20-F.
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

11. Acquisitions
Acquisition of businesses
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN as provided under the Agreement. This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. The total purchase consideration amounted to $92 million, including $20 million of previously-held FVOCI financial investments in BELKIN. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million.
Under the Agreement, there are additional amounts, up to $385 million, to be potentially paid upon achievement of certain commercial milestones if annual sales exceed defined targets within defined periods after closing. The contingent consideration recognized during the third quarter of 2024 totaled $6 million, which represents its fair value (Level 3) at the acquisition date. As of September 30, 2024, there has been no change in the amount recognized for the liability as there has been no change in the assumptions.

The below table summarizes the PPA for the BELKIN business combination which was finalized in the third quarter of 2024.

($ millions)	PPA
Property, plant and equipment	1
Currently marketed products	75
Deferred tax assets	6
Inventories	3
Cash and cash equivalents	3
Other current assets	2
Deferred tax liabilities	(17)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	72
Goodwill	20
Total purchase consideration	92
Acquired liquidity	(3)
Net assets recognized as a result of business combinations	89

Purchase consideration
Cash paid as of September 30, 2024	64
Cash expected to be paid	2
Previously-held FVOCI financial investments	20
Contingent consideration	6
Total purchase consideration	92
The goodwill is primarily attributable to buyer-specific synergies and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in Other expense in the Consolidated Income Statement and were reported in operating cash flows in the Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the BELKIN business acquisition as it is not material to the Consolidated Financial Statements.
Post-acquisition net sales and net income attributable to BELKIN
For the period from the date of the BELKIN acquisition, July 1, 2024, through September 30, 2024, the acquired business increased Alcon's Net sales to third parties by $0.2 million and reduced Alcon's Net income by $2 million.
Vision care - Acquisition of Aerie Pharmaceuticals, Inc.
Post-acquisition contingent liability release
The business acquisition of Aerie Pharmaceuticals, Inc. on November 21, 2022 resulted in the recognition of a contingent liability of $58 million in Provisions and other non-current liabilities related to uncertainty associated with potential contractual payment obligations tied to the assertion of certain third party patents in certain markets. During the third quarter of 2023, the contingent liability of $58 million was released and recognized in Other income following the resolution of the uncertainty.

12. Related parties transactions
Investments in associated companies
As described in Note 24 to the Consolidated Financial Statements in the Form 20-F, Alcon holds approximately 8.5% voting interest of an associated company. In the third quarter of 2024, Alcon acquired approximately 20.0% voting interest of an associated company which was accounted for using the equity method based on Alcon's ability to exercise significant influence.
The carrying amount of investments in associated companies included in Other non-current assets on the Consolidated Balance Sheet was $84 million and $10 million as of September 30, 2024 and December 31, 2023, respectively. Alcon's share in the loss from continuing operations of associated companies was $1 million for the three and nine months ended September 30, 2024. Long-term convertible notes due from associated companies included in Financial assets on the Condensed Consolidated Balance Sheet amounted to $11 million as of September 30, 2024 and December 31, 2023.

13. Subsequent events
Product divestment and out-licensing in China
On October 17, 2024, Alcon closed on a set of definitive agreements to divest its rights in China in favor of Ocumension Therapeutics (Hong Kong) Limited (“Ocumension”) to Bion Tears and Tears Naturale (reported in Vision Care segment) and procedural eye drops (reported in Surgical segment). Under the terms of the agreements, Ocumension licensed the exclusive commercialization rights to Systane Ultra in China and development and commercialization rights to AR-15512 in China. In exchange, Alcon received up-front consideration in the form of approximately 16.7% of the ordinary shares of Ocumension. Alcon will also receive royalties and defined AR-15512 sales milestones.
Authorization of unaudited Condensed Consolidated Interim Financial Statements
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on November 12, 2024.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended September 30, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Other items(4)	Core results (non-IFRS measure)
Gross profit	1,371	166	—	1,537
Operating income	332	167	2	501
Income before taxes	292	167	2	461
Taxes(5)	(29)	(30)	—	(59)
Net income	263	137	2	402
Basic earnings per share ($)	0.53			0.81
Diluted earnings per share ($)	0.53			0.81
Basic - weighted average shares outstanding (millions)(6)	494.6			494.6
Diluted - weighted average shares outstanding (millions)(6)	497.7			497.7
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended September 30, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(4)	Core results (non-IFRS measure)
Gross profit	1,289	166	—	4	1,459
Operating income	293	167	30	(40)	450
Income before taxes	238	167	30	(40)	395
Taxes(5)	(34)	(30)	(5)	1	(68)
Net income	204	137	25	(39)	327
Basic earnings per share ($)	0.41				0.66
Diluted earnings per share ($)	0.41				0.66
Basic - weighted average shares outstanding (millions)(6)	493.2				493.2
Diluted - weighted average shares outstanding (millions)(6)	496.3				496.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Nine months ended September 30, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Other items(4)	Core results (non-IFRS measure)
Gross profit	4,127	495	—	3	4,625
Operating income	1,018	498	9	4	1,529
Income before taxes	907	498	9	4	1,418
Taxes(5)	(173)	(89)	—	—	(262)
Net income	734	409	9	4	1,156
Basic earnings per share ($)	1.48				2.34
Diluted earnings per share ($)	1.48				2.33
Basic - weighted average shares outstanding (millions)(6)	494.3				494.3
Diluted - weighted average shares outstanding (millions)(6)	497.2				497.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Nine months ended September 30, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(4)	Core results (non-IFRS measure)
Gross profit	3,957	499	—	13	4,469
Operating income	831	508	82	(12)	1,409
Income before taxes	664	508	82	(12)	1,242
Taxes(5)	(117)	(91)	(14)	(5)	(227)
Net income	547	417	68	(17)	1,015
Basic earnings per share ($)	1.11				2.06
Diluted earnings per share ($)	1.10				2.05
Basic - weighted average shares outstanding (millions)(6)	492.9				492.9
Diluted - weighted average shares outstanding (millions)(6)	496.3				496.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)    Includes recurring amortization for all intangible assets other than software.
(2)    Includes impairment charges related to intangible assets.
(3)    Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(4)    For the three months ended September 30, 2024, Operating income primarily includes the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the three months ended September 30, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes the release of a contingent liability related to an acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for a recent acquisition, fair value adjustments of financial assets and the amortization of option rights.
For the nine months ended September 30, 2024, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes the amortization of option rights and fair value adjustments of financial assets.
For the nine months ended September 30, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes the release of a contingent liability related to an acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for a recent acquisition, fair value adjustments of financial assets and the amortization of option rights.
(5)    For the three months ended September 30, 2024, tax associated with operating income core adjustments of $169 million totaled $30 million with an average tax rate of 17.8%.
For the three months ended September 30, 2023, tax associated with operating income core adjustments of $157 million totaled $34 million with an average tax rate of 21.7%.
For the nine months ended September 30, 2024, tax associated with operating income core adjustments of $511 million totaled $89 million with an average tax rate of 17.4%.
For the nine months ended September 30, 2023, tax associated with operating income core adjustments of $578 million totaled $110 million with an average tax rate of 19.0%.
(6)    Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023

Net income	263	204	734	547
Taxes	29	34	173	117
Depreciation of property, plant & equipment	101	101	292	283
Depreciation of right-of-use assets	22	25	62	65
Amortization of intangible assets	188	184	555	561
Impairments of property, plant & equipment and intangible assets	—	—	9	—
Interest expense	49	47	144	142
Other financial income & expense	(10)	8	(34)	25
EBITDA	642	603	1,935	1,740

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Nine months ended September 30
($ millions)	2024	2023

Net cash flows from operating activities	1,618	937
Net cash flows used in investing activities	(834)	(720)
Net cash flows used in financing activities	(318)	(156)
Effect of exchange rate changes on cash and cash equivalents	6	10
Net change in cash and cash equivalents	472	71
Change in derivative financial instrument assets	—	1
Change in time deposits with original maturity greater than three months	151	—
Change in current and non-current financial debts	49	(51)
Change in net (debt)	672	21
Net (debt) at January 1	(3,643)	(3,660)
Net (debt) at September 30	(2,971)	(3,639)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At September 30, 2024	At December 31, 2023

Current financial debt	(115)	(63)
Non-current financial debt	(4,575)	(4,676)
Total financial debt	(4,690)	(4,739)

Less liquidity:
Cash and cash equivalents	1,566	1,094
Time deposits with original maturity greater than three months	151	—
Derivative financial instruments	2	2
Total liquidity	1,719	1,096
Net (debt)	(2,971)	(3,643)
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the nine months ended September 30, 2024 and 2023, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2024	2023

Net cash flows from operating activities	1,618	937
Purchase of property, plant & equipment	(322)	(345)
Free cash flow	1,296	592

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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